FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

06 May 2009

File no. 0-17630

Result of AGM

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  'Result of AGM'

6th May 2009

CRH plc

Annual General Meeting held on Wednesday, 6th May 2009

All Resolutions proposed at the Annual General Meeting of the Company held on 6th May 2009 were duly passed, including the following items of special business:

Resolution 5:

"That the Ordinary share capital of the Company be increased to €320,000,000 by the creation of 265,000,000 Ordinary Shares of €0.32 each and the Income share capital of the Company be increased to €20,000,000 by the creation of 265,000,000 Income Shares of €0.02 each, such new shares to rank pari passu in all respects with the existing Ordinary and Income Shares respectively."

Resolution 9:

"That Article 8B of the Articles of Association of the Company be and is hereby amended by the deletion of paragraphs 8B(b)(i) and 8B(d) and the insertion of the following in their place:

‘(i)   in the case of an Employee Share Scheme (as defined in paragraph (d)
 below), an amount equal to the price as provided for in such
 Employee Share Scheme, or’

‘(d) ‘Employee Share Scheme’ means any scheme or plan which
 involves the appropriation or issue of Ordinary Shares or the issue of options to acquire Ordinary Shares in the Company
 and which has been approved by the Company’s shareholders
 in general meeting’.”

Resolution 11:

"That the Directors be and they are hereby authorised, pursuant to Article 135(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the holders of Ordinary Shares in the capital of the Company the right to elect to receive an allotment of additional Ordinary Shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid during the period commencing on the date of adoption of this Resolution and expiring on the date of the Annual General Meeting to be held in 2014 or such part of such dividend or dividends as the Directors may determine."

Resolution 12:

"That it is hereby resolved that, with effect from the implementation into Irish Law of Directive 2007/36/EC of the European Parliament and of the Council of 11th July 2007 on the exercise of certain rights of shareholders and listed companies, the provision in Article 61(a) allowing for the convening of Extraordinary General Meetings by at least 14 clear days' notice (where such meetings are not convened for the passing of a Special Resolution) shall continue to be effective."

Resolution 13:

"That the Articles of Association of the Company be and are hereby amended by:-

(i)         the deletion of Articles 78 to 83 and the insertion in their place of the following new Articles 78 to 85:

 ‘78. Every member entitled to attend and vote at a general meeting may appoint a proxy or proxies to attend, speak and vote on his behalf provided that, where a shareholder appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by him.

79. A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed as the proxy to attend, and to speak and vote, at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote.

80. The appointment of a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such appointment need not be witnessed. A body corporate may execute a form of proxy under its Common Seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member. The appointment of a proxy in electronic form shall only be effective in such manner as the Directors may approve.

81.Where the appointment of a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of that power or authority or any other proof or confirmation of that power or authority acceptable to the Directors is to be received by the Company:-

(i)          in physical form, it shall be deposited at the Office or at such other place or places (if any) as is specified for that purpose in, or by way of note to, the notice convening the meeting,

 (ii)        in electronic form, it may be so received where an address has been specified by the Company for the purpose of receiving electronic communications:-

            (a)  in the notice convening the meeting; or

           (b) in any appointment of proxy sent out by the Company in relation    to the meeting; or

            (c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

provided that it is so received by the Company not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and, in default, the appointment of the proxy shall not be treated as valid PROVIDED THAT:

(a)        in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date which is less than seven days after the date of the meeting which was adjourned or at which the poll was demanded, it shall be sufficient if the appointment of the proxy and any other authority and certification thereof as aforesaid is so received by the Company at the commencement of the adjourned meeting or the taking of the poll; and

(b)       an appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so received for the purposes of any meeting shall not require to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates

82. Receipt by the Company of an appointment of a proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. However, if he votes in person on a resolution, then as regards that resolution his appointment of a proxy will not be valid.
83. A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the previous death, insanity or winding up of the principal or revocation of the proxy or of the authority under which the proxy or authority was executed or the transfer of the share in respect of which the proxy or authority is given, provided that no intimation in writing of such death, insanity, winding up, revocation, or transfer as aforesaid is received by the Company at the Office, at least forty-eight hours before the commencement of the meeting or adjourned meeting at which the proxy is used or at which the representative acts PROVIDED HOWEVER that where such intimation is given in electronic form it shall have been received by the Company at least twenty-four hours (or such lesser time as the Directors may specify) before the commencement of the meeting.
84. The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without reply-paid envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. The proxy form may make provision for three-way voting on all resolutions intended to be proposed, other than resolutions which are merely procedural.  If, for the purpose of any meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.
BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS
85. Any body corporate which is a member of the Company may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or of any class of members of the Company, and any person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. Where a member appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise the rights attached to a different share or shares held by the member.’;
(ii) the deletion of the existing Article 34; and
(iii) the renumbering of the Articles of Association and all cross references therein to reflect the amendments provided for in (i) and (ii) above.”

Enquiries:

Contact

Angela Malone
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:   06 May 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director